Exhibit 99.1

Veris Gold Corp. Reports First Quarter Results for 2014

Toronto Stock Exchange: VG

VANCOUVER, May 15, 2014 /CNW/ - Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) ("Veris" or the "Company") announced its unaudited interim financial and operational results for the first quarter ended on March 31, 2014 on May 15, 2014. This earnings news release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to the Financial Statements which were filed on SEDAR on May 15, 2014 and are available on the Company's website at www.verisgold.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for Q1-2014 include:

•	26,434 payable ounces were produced in the first quarter of 2014 ("Q1-14"), representing a 13% decrease from the 30,461 ounces produced in the three month period ending March 31, 2013 ("Q1-13") due to the impact of two shutdown periods during the quarter as described below. For Q1-14 the Company focused on producing solely from Jerritt Canyon mined ore and did not process any third party ore;
•	27,597 ounces were sold in Q1-14, a 7% decrease from the 29,776 ounces sold in Q1-13 primarily resulting from the decreased production during the quarter;
•	Gold sales revenue in Q1-14 was $35.6 million compared to $45.4 million in Q1-13, driven by a 21% (over $330) decrease in the price-per-ounce of gold sold and a 7% decline in the number of ounces sold in Q1-14 compared to Q1-13;
•	Total mine production increased 12% from the 205,166 tons mined in Q1-13 to 230,052 tons in Q1-14, with contained gold ounces of 36,854, a 13% increase compared with 32,636 ounces mined in Q1-13 primarily as a result of production from Starvation Canyon mine which commenced operations mid-2013;
•	The Company received its Class I Operating Permit on March 31, 2014 after a three week public comment period during which the Company shut down mill operations to undertake annual maintenance and install and implement new required monitoring points and procedures for the new permit. During the shutdown the Company continued full mining activities to build up the available Run-of-Mine (RoM) stockpile inventory at the mill, exiting March with a significant high grade stock pile of 146,152 tons containing approximately 26,599 ounces;
•	As a result of the two shutdown periods, first the continuation to January 14, 2014 of the December shutdown resulting from the arc flash incident and then the 21 day mill maintenance shutdown in March, the average daily tonnage throughput from the Jerritt Canyon roaster facility was 1,946 tons per day ("TPD"), 30% less than the 2,778 TPD achieved in Q1-13. Adjusting for these two shutdown periods, the Q1-14 average TPD processed per operating day through the mill was 3,127 tons, still below target primarily due to the slow restart of operations in January; and
•	A net loss of $13.8 million was recorded, representing a $7.3 million increased loss from the $6.5 million net loss recorded in Q1-13.

Financial Overview
(dollars in thousands except for per ounce amounts)

	Three Months Ended March 31,
Gold (troy ounces)	2014	2013
Payable Ounces Produced	26,434oz	30,461oz
Gold Ounces Sold	27,597oz	29,776oz

Gold Sales (1)	$ 35,631	$ 45,360
Cost of Gold Sold	$ 35,418	$ 44,944
Net income (loss)	$ (13,891)	$ (6,542)
Income (loss) per share - basic	$ (0.09)	$ (0.06)

(1)Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the Q2-2013 where for accounting purposes the mine was treated as a development asset (2,453 ounces or $3.5 million gold sales).

The Company had a net loss of $13.8 million in Q1-14, $7.3 million higher than the loss of $6.5 million in the fourth quarter of 2013 ("Q4-13"). The increased loss in 2014 is primarily the result of the following:

•	$1.6 million higher loss from operations resulting from increased depreciation and depletion ("D&D") of $1.7 million driven by the commissioning of both the Starvation Canyon mine and the second tailing facility in mid-2013; a $0.2 million decrease in gross margin resulting from lower gold prices despite a lower cost of production; offset by a $0.2 million reduction in G&A from reduced salaries and benefits; and
•	$4.6 million in increased interest expense primarily due to the recognition of $3.1 million in interest on the Senior Secured Gold Facility ("SSG") (previously a non-financial gold forward and now a financial instrument fair valued using the effective interest method), $0.7 million increase in accrued convertible debt interest, and a $0.5 million increase in interest on trade payables due to increased overdue payables balances outstanding.

The decline in gross-margin before D&D in Q1-14 compared to Q1-13 primarily results from the 21% decline in the market price of gold in Q1-14 ($1,291 per ounce) compared with Q1-13 ($1,625), although this is offset partially by a 21% decline in the cost of sales per ounce. The lower gold price resulted in the equivalent loss of Q1-14 gold revenues of approximately $9.2 million.

Gold Sales/Revenue
For Q1-14, the Company realized gold sales of $35.7 million on the sale of 27,597 ounces of gold, compared to $45.4 million on sales of 29,776 ounces of gold sold in Q1-13.  The number of gold ounces sold in Q1-14 decreased marginally (7%) despite production being interrupted for 13 days in January 2014 and 21 days in March 2014 (the "Shutdowns"). The primary driver of the lower revenue in Q1-14 versus Q1-13 was the lower gold price achieved on ounces sold.

Gross Margins before D&D
In Q1-14, the Company had income of $0.2 million in Gross Margin before D&D compared to income of $0.4 million in Q1-13. This $0.2 million decrease was driven by the 21% decrease in gold price as previously discussed offset by the 21% improvement in operating costs per ounce.  The $9.5 million, or 21%, decrease in cost of sales, from $44.9 million in Q1-13 to $35.4 million in Q1-14, resulted primarily from reduced production levels and associated variable costs as well as overall lower costs in both mining and milling due to cost reduction measures undertaken. Mining costs did increase over Q1-13 due to the addition of mining costs for Starvation Canyon mine that was still under development in Q1-13. Starvation Canyon mine produced over 68,820 tons of ore in Q1-14 and incurred approximately $8.4 million in additional costs compared to Q1-13.

Jerritt Canyon Underground Mining Overview
The Company mined a total of 230,052 tons in Q1-14, containing an estimated 36,854 ounces. This mining production represents a 12% increase from 205,166 tons of mine production in Q1-13; and is a 13% increase in the estimated 32,636 ounces mined in Q1-13. The majority of this additional mine production in Q1-14, compared to Q1-13, arose from the Company's newest mine, the Starvation Canyon mine, which began delivering ore early in the second quarter of 2013 and reached production levels intended by management in mid-2013.

Smith Mine
In Q1-14 Small Mine Development, LLC ("SMD") produced approximately 111,439 tons of ore containing an estimated 17,177 ounces of gold from the Smith mine. This represents mine production of 1,225 TPD in Q1-14, in line with the targeted 1,200 TPD.  This is a slight decrease of mined ore from the Smith mine from Q1-13, which was 114,659 tons mined, containing an estimated 19,902 ounces, an average of 1,274 TPD for that quarter. The estimated average blended grade achieved at the Smith mine was 0.15 ounces-per-ton ("OPT") in Q1-14, a decrease from the 0.17 OPT achieved in Q1-13 and 0.16 OPT in Q4-13 as the mine focused on development.

Starvation Canyon Mine
Q1-14 was the third complete quarter of full mine production from the Starvation Canyon mine which opened in the Q2-13. In Q1-14 approximately 68,820 tons of ore was mined containing an estimated 11,824 ounces, an average grade of 0.17 OPT. This mining rate translates to 764 TPD for the quarter above the 700 TPD that was targeted. The Company continues to explore opportunities to increase future production levels from Starvation Canyon.

SSX-Steer Mine Complex
Mine production at the Company operated SSX-Steer mining complex ("SSX") was 49,793 tons for Q1-14, containing an estimated 7,853 ounces. This is approximately 550 TPD in Q1-14, significantly less than the 1,000 TPD targeted and less than the 980 TPD achieved in Q1-13. This is a decrease of mined ore from the SSX mine from Q1-13 which was 89,225 tons mined containing an estimated 12,734 ounces which represents a 44% and 38% decrease, respectively. The estimated Au grade achieved from the Q1-14 production was 0.16 OPT which was higher than that achieved in Q1-13 at 0.14 OPT. The decreased performance in the SSX mine is attributable to low equipment availability (lack of parts) and mine supplies including cement, partially due to the prioritization of resources to the higher grade mines. The Company continues to develop plans for optimizing production from the SSX-Steer mine.

Jerritt Canyon Processing Overview
The Jerritt Canyon roaster facility processed approximately 175,108 tons in Q1-14, a 31% decrease from the approximately 252,758 tons processed through the roasters in Q1-13. The decrease in mill throughput in Q1-14 compared to Q1-13 arose primarily due to the 13 day shutdown in January-2014 that carried forward from the unanticipated shutdown of operations that commenced in mid-December and the 21 day maintenance shutdown in March, 2014. As described in the annual 2013 MD&A, the December, 2013 to January, 2014 shutdown was caused by an electrical arc flash incident that occurred in the primary crushing building during a scheduled down period on December 19, 2013.  That incident was then compounded by the failure of the refinery heat exchanger ("HX") on December 19, 2013 due to an oil leak and required replacement. The HX issue and the accident resulted in the Shutdown lasting throughout December, 2013 and into January, 2014. The roaster milling facility, and all other areas affected by the HX and Accident, became fully operational on January 14, 2014 and became fully operational at normal operating levels within two weeks.

Financial Restructuring Update
Over the past year the Company has worked to refinance the terms of the existing debt facilities to better fund working capital, which would ultimately minimize interruptions in operations.  Due to event of default on the Senior Secured Debt Facility caused by the December shutdown the Company has accelerated plans for refinancing of the capital structure through the appointment of a Special Committee, comprised of two independent and one non-independent Director, to review all options and work with the appointed advisor, Raymond James, to develop and explore these alternatives.  The Company believes it has made substantial progress in this regard and is nearing completion of this process.  Should the Company be successful in extending the terms of the existing facility or otherwise refinance on longer terms, and possibly negotiate better terms with the subordinated debt holders, this will significantly improve the monthly free cash flow available to sustain the existing operations.

Outlook
During the first quarter of 2014 the Company dealt with a number of challenges, including the continued default on the Senior Secured Gold Facility and two significant Shutdowns. These challenges impeded the daily operations as cashflow from operations was restricted and availability of credit from critical suppliers became more difficult. The Company continued to make improvements to the operations and meet the compliance requirements of the State, but overall production was significantly down from the targeted 38,000 - 40,000 ounces per quarter with the Jerritt Canyon operations producing 26,434 payable ounces for the quarter. Funds from these gold sales were focused on keeping critical suppliers on site and funding daily operations. No payments were made during this time towards external creditors including the Senior Secured Gold Facility.

On March 31, 2014 the Company received its Title V Air Permit from the State after an extensive but uneventful public consultation period passed.  Having completed the annual maintenance plan at that time the operations recommenced quickly on April 1, 2014 and the facility has been running optimally since that time, drawing on high grade stockpiles that had built up during the first quarter.

Despite these operational setbacks the Company believes it can sustain a production levels to meet current targeted production of between 160,000 to 170,000 ounces from its three existing underground mines (including Starvation Canyon mine) with potential increases coming from a fourth new underground mine, Saval 4, targeting initial production in the second quarter of 2014. The Saval 4 lies in close proximity to the SSX-Steer mine and will ultimately produce between 200-300 TPD of additional ore with comparable grades to the other mines.

To supplement the ores from the property, the Company has an existing toll milling agreement with Newmont USA Ltd. to process up to 45,000 tons per month which extends to December 31, 2014, adding incremental revenues and cash flows to the Jerritt Canyon operation.  No toll milling ores were processed in Q1-14 but recommencement of the toll milling is planned for May 2014.

QP and Quality Control:
Assaying of all mine production drill holes and muck samples from the three operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control (QA/QC) program. The company's current QA/QC protocols are similar to those done in previous years which are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 19:00e 15-MAY-14